Filed by Vivendi S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                                   July 11, 2000

                                                          Safe-Harbor Statement

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, CANAL+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, CANAL+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, CANAL+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, CANAL+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, CANAL+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

           THE FOLLOWING IS A TRANSCRIPT PREPARED WITH RESPECT TO THE

                       VIVENDI/UNIVERSAL TOWN HALL MEETING

                                  JULY 10, 2000

                                   10:00 A.M.



                                    SECTION 1



SPEAKERS:

EDGAR BRONFMAN, JR.
JEAN MARIE MESSIER
PIERRE LESCURE
RON MEYER
DOUG MORRIS
JOHN BORGIA
LESTER YANO
OUIDA ROBINSON
BONITA CHAN
KIRK TRUTNER
KEVIN CAMPBELL
ERIC LICOYS
PHILLIPE GERMOND

     MR. BRONFMAN: Good morning,  Madames and Messieurs,  bon jour. Okay. That's another place. How are you this morning? I want to welcome everyone who is here.

I want to welcome  everyone who is watching and listening  somewhere else around the United States or even outside of the U.S.

     Let me first try to give you just a brief  outline of how the program  will hopefully  proceed and then I will have a few remarks as well.  You're  going to hear from me. Then you will hear from Mr. Messier and Pierre Lescure.  Then Doug and Ron  will  join  us.  We're  going to take  your  questions  from a panel of employees who have gotten their questions  through Vox,  Pathways and others and are part of those who are attending this meeting.

     We then want to take  questions  from those who are not  necessarily on the panel,  people who are in this room,  people who will be watching and  listening from other locations. We'll then take a look at some of our upcoming product and then Jean Marie and I will close with very brief remarks at the end.

     We're going to do our best to answer all of your questions, but please bear with us because  the reality is that we're  really  very early in this  process.

It's  amazing  that all of this is maybe I think  three  weeks old now since the announcement or not quite three weeks; so please  recognize that we are going to do our very best to be as forthcoming as we can. There are some things probably,

some areas where we may not be able to go due to SEC and other  restrictions and there may be some areas where we simply don't know the answers,  but if we don't know the  answers,  we'll tell you we don't know the  answers and do our best to get back to you as quickly as we can.

     Let me begin my own remarks by trying to outline  what has  transpired  and why and talk about the future of  Vivendi/Universal  and the  importance of your role in driving this new company to its new destiny.

     Before I do that,  though, I would like to give you maybe just a little bit of personal  perspective.  You know, as a member of the Bronfman family and as a member of the board and as the CEO of Seagram,  I have proposed this transaction because I really  believe  that it's in the best  interests  of all the  Seagram shareholders.

     The best positions are creative  businesses for growth and that's what this meeting is going to be all about,  but it also will allow our  spirits  and wine business to address  the  fundamental  need in the spirits and wine  industry to drive further consolidation, and it is both my role and my hope in that piece of the  consolidation to ensure that not only do our shareholders  fare well in the spirits  and wine  consolidation,  but as many of our  Seagram  spirits and wine employees do as well, and I just want any of those people who are listening here today,  and  I'll be  addressing  more of them  tomorrow,  to know  that  and to understand  that. But this  combination for our creative  businesses  offers,  I think,  extraordinary  opportunities for all of our employees, but this decision in making and proposing this transaction  clearly for me is not without emotion.

In fact for me it's really very personal.

     When I became CEO, my focus and my top priority was to advance and grow the investment that our shareholders held in Seagram and certainly my family was and is a very large shareholder,  but I never sought to put their interests ahead of other shareholders, though I was intent on advancing their position as well.

     That focus and that priority  really resulted in our acquisition of and our commitment to the creative  process,  to our acquisition of MCA and to trying to grow our business in music, film, television and recreation. And that commitment does not change going forward.

     I will continue to have that focus,  only now it won't be from the position of CEO, but as vice-chairman  and  representing the largest  shareholder of this extraordinary  new company because I truly believe that the  continuation of our goal to produce the world's  best movies and music,  television  and  recreation experiences will create extraordinary  growth prospects for shareholders,  and I believe that today as a result of this combination that the growth possibilities of Vivendi and Universal together are really extraordinary.

     Let me try and describe that to you briefly.  You will learn much more from

Jean Marie and Pierre as the morning goes  forward,  but these  initiatives  are dramatic and important because,  first of all, as I was very proud to say to Lew

Wasserman  when I called  Lew  several  weeks ago to tell him all about what was unfolding  that the name  Universal  will now sit atop one of the largest,  most important media and communications companies in the world.

     And I am very  proud to have had a part in  making  that  possible,  and as someone said to me, now Universal really is universal.  There's no question that with the convergence of technology,  the investment required in technology,  the continuing importance of distribution that the ability to marry our content with the extraordinary distribution platform of Vivendi and Canal+ and then on top of that to create a company  and perhaps  the only  company  that is poised to take advantage of the next generation of the Internet,  the second  generation of the

Internet, that is an extraordinary company indeed.

     And what do we mean by the next  generation of the  Internet?  Probably the first generation meant you're connected to the world from a fixed point. You sit in front of your PC and you have access to the world.

     The next  generation of Internet,  though it is a little bit more difficult for us in the U.S. to believe it since our cellular systems are so pathetic, but the next  generation of the Internet is  connectivity to the world from wherever you are whenever you're there across any platform or device.

     That's the next  generation  and  that's  the vision  that Jean Marie and I shared when we first  began  talking to each other just at the  happenstance of having  breakfast  together  in  October  of last year in Paris,  and we started talking  about where the world was going and I found that our visions were very,

very much the same.

     And when you learn  more as you will this  morning  and as you will as this merger  advances,  you will see that the  assets  with  which we are  joining at

Vivendi and at Canal+ are really  extraordinary assets that allow this vision to be created.

     There's no question  that our  content is more  valuable  aligned  with the distribution platform and theirs is a great distribution platform and there's no question that a distribution  platform like theirs is advantaged by our content;

and so in my view one and one make three before we even get to the point of view of building that aggregation service called Vizzavi which takes advantage,  as I said, of the next generation of the Internet.

     But when you think about all the business models that we have yet to create that can be created  and the freedom to be in a sense  indifferent  to where the margins move between content,  distribution  and aggregation  allows us to serve the consumer and in this new world of the Internet, there is only one winner and that's the consumer.

     The consumer is going to get what the consumer wants. They are going to get it in the way  that  they  want it and we have to find a way to give it to them.

And as a content  company,  we need to be worried  about where our margins  are,

does the  distributor get it, does the aggregator get it. The aggregator has the same problem, and the distributor has the same problem, et cetera.

     When you are one company  like  Vivendi/Universal,  we can better serve the consumer,  therefore  better growing our customers and be indifferent so long as that margin stays,  or the majority of the margin stays  somewhere in the group,

and so not only do I believe we are as well  positioned now or will be when this merger closes than any other media and  communications  company,  but I think we will have the size,  the scale to invest more  strongly and more actively in all of our businesses.

     And the other thing that I will say is one of the most important  things to me about this combination,  in addition to the fact that I feel so strongly that the new  Vivendi/Universal is a powerhouse of a company, is that the assets here being joined together are almost entirely complementary.

     This  is not a  merger  about  cross-savings.  This is not a  merger  about eliminating masses of operations.  This is a merger about joining  complementary businesses  and  services  together  to create a larger,  more  effective,  more competitive and ultimately more profitable whole.

     I think  when you meet Jean Marie and when you met  Pierre,  you will agree with me that these are people who are committed not only to their business,  bu to our businesses.

     I think  you'll feel  comforted  that there is a seamless  management  view about where the future is and how best to get there and  therefore  what I would like to do without  taking up too much more time of the morning is introduce you to John Marie  Messier  who I met in October of last year.  We were  supposed to meet I think for a half hour and I would like to say in front of  everyone  here the reason I met Jean Marie Messier, so you can either blame him or give him the credit, was because of Blair Westlake -- where is Blair -- who last summer wrote me an E mail which some of you know is probably the only way to communicate with me  effectively,  and said,  there is this guy named  Messier  in Europe and you probably ought to put him on your radar screen.

     And I was going  there on  vacation  with my wife and was able to find some time on Jean Marie's schedule so we had breakfast.  I think it was scheduled for half an hour, 45 minutes,  and we ended up spending  several hours talking about our vision of the future.

     And Jean Marie then got in touch with me again I think in February or so of this year and we started  focusing  on  whether or not some kind of  combination would make sense to his shareholders and to ours.

     So I'm delighted to be able to introduce him to you, to be able to tell you that  over  that  period  of time,  I think he and I have  developed  a  genuine friendship.  As or more  importantly,  I think  we've  developed a great deal of mutual respect and trust in each other's abilities and each other's vision.

     And it is therefore  my pleasure  and my privilege to introduce  him to you now. Jean Marie Messier.

     MR.  MESSIER:  Thank you.  Thank you so much for your warm welcome.  I feel privileged to talk to you, to talk to people of community known around the world as being as very  creative  and  talented,  and I want also to tell you that I'm very pleased,  Lew, that you are part of the  attendance  today because you as a person  represent so much to this  business,  to this place and to anyone in the room. Thank you, Lew.

     Many  thanks to my friend,  my partner,  my  colleagues,  all of them,  and

Edgar, for his very kind words.

     I try to think of several ways of introducing  myself to you because I know that's the first thing I have to do, and finally for various reasons, but one of them being just to show you that I'm not looking at myself too seriously, I have chosen an abstract of a very popular  Canal+  program,  the puppet  show,  named

"Ligen  D'an  yafoal"  (phonetic  spelling)  where I have my puppet and the only thing you have to know is my  surname  in  France  and  Europe is J2M.  When you understand that, you will understand. Believe it or not, that's my story.

     (Video played here.)

     And so I hope you begin to know me a little bit through  this video.  Since this combination  happened, I have had the opportunity to learn about how people are speaking, how you do speak here in Hollywood,  and I have to tell you that I have picked up a whole new vocabulary.  If I may say so for starters,  Edgar and

I, we don't make appointments with each other.

     His  people  are  talking to my  people,  and  instead  of the  traditional

"Messieur," I have been called "Baby," "Buddy,"  "Bubbela;" so over the past few months,  I got the feeling that I have done about everything here. I've done the power breakfast thing.  I've done the sushi lunch thing.  I've done the poolside dinner thing and whatever.

     I have  learned the  difference  between  kibbutz  and how to kibbits,  and

Edgar, even if you are on the back stage now, when you told me, Edgar, about the asking  price for  Seagram,  I think  that I learned  all about the  meaning  of

"chutzpah."

     So today, good morning,  Vivendi/Universal.  It's really great for me to be here in L.A.  and with  those  also who are  viewing  this  meeting  from  other locations.  For me as you can  understand  that's  quite an  emotional  occasion because  that's the  marriage of two or three with Canal+  great  companies  and that's the birth of an integrated global communication  powerhouse,  and I'm not indifferent to this moment.

     That's a lot of emotion behind it.

     The creation and the story of the birth of Vivendi/Universal,  you heard it a few moments ago through Edgar  remembering  that first time in October,  Edgar came, visited me in Paris for breakfast when he was on vacation.  He was without tie. He was with his vacation clothes, with shirt sleeves and we chat.

     And  at the  end  of  the  conversation  -- it is  not  simple  for  you to understand that -- at the end of this  conversation with Edgar, I got the strong feeling, and I think it was shared, that going together between Vivendi,  Canal+

and Seagram,  we were just going to make the Internet swing,  and I think that's what this combination is about.

     How did we come to such a conclusion  and to a large  extent so quickly.  I think that  because  we are both on the same  wavelength.  Just think  about it.

Edgar had taken a traditional,  hugely  successful  global spirits business into new territory, the entertainment industry.

     I've  taken  a  traditional  hugely  successful  water  business  into  new territory,  the convergence  between the media, the telcos and the Internet;  so scotch and water, that's the birth of Vivendi/Universal.

     And Edgar, I congratulate you for your imagination and vision that you have made  shared  by your  family  first,  your  board  and I do hope all  Universal employees. Thanks and congratulations, Edgar.

     I'm here to talk with you about my vision of Vivendi/Universal  and to show how just the parts  will fit  together  because I think that is what you need to hear this morning.  We are here to create the future and to have fun because you cannot be in the entertainment industry if you don't believe in fun.

     But what is most  important  for me is just to meet with you,  to hear what you have to say and to try to answer  your  questions;  so  please,  the time we spend together today, make it as candid as possible, as relaxed as possible.

     We are here for one single purpose. That's just to communicate, which means basically  that's no question is taboo this  morning.  I will share our strategy with you and show you why  Vivendi/Universal is in the perfect place at the very

right,   at  the  exact  right  time  to  become  this  global   leader  in  the

communications.

     I know that you have been  through  different  ownerships,  through lots of changes.  I'm sure that you may be saying,  "Here we go again."  Not so. Not so.

And here's why. With us it is a win-win combination.

     You bring us  contents  and  expertise  in the  movies and in music and you bring us  access  to the U.S.  market.  I do think  that we bring  you both much enhanced  access  to  Europe  and at the same  time  what I think  is  wonderful know-how of what's going to happen in the new Internet age in the coming decade.

     When you put  Europe  and the U.S.  together,  when you put your  wonderful knowledge of the key contents and our knowledge of the new age of Internet, this is the ultimate combination. This is the winning combination for the coming decades.

     That's why we are doing this  combination.  That's why you, you are core to the future of Vivendi/Universal. And now let's prove it together.

     Vivendi/Universal  will be the global company that truly  integrates what I described as, on one side, outstanding contents with innovative delivery systems around the Internet, all driven by your creativity and your talent.

     By offering  information,  any time, anywhere, we will be the first company to provide music, sports, film, publishing information,  education,  interactive games across  satellites,  TV, wire and wireless  networks as around and through all the Internet channels  distribution.  That's to say Internet access,  media,

any device at any time in any place.

     We will be together the best company at combining  premier global and local contents with the next  generation  digital  distribution  reaching more than 80 million people in Europe, 80 million European subscribers through Vizzavi.

     You may have heard or read about Vizzavi. What's Vizzavi? I want to explain it to you in a few seconds. The best way is just to show you within the original version the advertising TV campaign on Vizzavi. Just have a look at it.

     (Video played here.)

     MR.   MESSIER:   That's  the  first   introduction  to  this  Europe  first

multi-access  portal  via  mobile  phones as  interactive  TV,  and you know our friends at Canal+,  they have begun with  interactive  TV already  close to five years ago in '96.

     Because of Vizzavi,  we will have together the largest worldwide  footprint in  mobile  and pay TV  customers.  Let's use it.  We are  creating  a family of powerful media brands supported by a growing portfolio of new companies.

     Just think about it. No one else -- no one else -- can offer so much across so many platforms.  If it involves media or the delivery of that media,  then we are in it. And we are in it big time.

     When I talk about  Vivendi/Universal being global, the first, the best, and the only company in its league,  I just want you to be happy.  Why? Just because you are lucky. You are lucky because Vivendi/Universal,  as I will try to convey to you all along this discussion,  Vivendi/Universal is not an ordinary company.

You are not  part of an  ordinary  company.  In fact  Vivendi/Universal  is very extraordinary.

     By joining the forces, we become the next generation  Internet company with tremendous, tremendous contents. The know-how to exploit and to distribute these contents, and the global capacity to distribute it through all, all media.

     Here is what it means to you. What it means to you is that you will be part of a top tier global company,  who is to spend 30 seconds in fears, whose market cap, looking to what the others are saying, may be well over $120 billion.

     It means that the only  major  player  ahead of us is going to be  AOL-Time

Warner. But they are only U.S.-centric and only PC-centric. Vivendi/Universal is going to be the  next.  Starting  at  number  2,  we'll  have  one  place to win together.

     But being neither  U.S.-centric,  we will be well balanced between U.S. and

Europe,  neither  PC-centric  for the coming  generation  of  Internet  directly multi-access which is what I want as a customer in my personal life every day.

     And after us, but after us only,  you will find small  companies  named CBS

Viacom, named Disney, named Yahoo. That's where we are going to stand together.


     We are in a fantastic  position to exploit the future  because we are ready for the explosive growth which will come through the era of convergence.

     Here are just two  examples  that I would like to mention.  Last year there were 15 million  users of digital TV. By year 2005,  there will be more than 100 million.

     In the next  five  years,  if you take  what we call the WAP and the  third generation mobile, they will grow from zero users to more than 300 million users around the world.

     Vivendi/Universal  will be driving and benefitting from this broad band and multi-access new Internet revolution. And be sure of one thing. Contents will be the key  differentiator.  First with music, games and cartoons and then with the videos and the movies. We have it all. And that's just great.

     Speaking of the movies,  obviously  when I'm looking to  Universal,  what a wonderful brand. Universal for me is just nothing else but Universal. Going from

Hong Kong to Rio, from Paris to New York or to Rome, films like "Jurassic Park,"

"The Lost World," "Patch Adams," "The Mummy," "Erin  Brockovich," or even "Nutty

Professor II," that I have been pleased to see, Ron, is still on the back stage.

I looked at it before the release  before coming here,  July 29th. By the way, I do think that this is the hit of the summer.  All these films without forgetting

"The Gladiator"  that my kids just loved,  all these films are loved by millions of people.  Everyone  knows it is so.  That's  one of the jewels of the  Seagram crown is the  music  business  with the  Universal  Music  Group as a  worldwide leader,  but both global and for the local music in its countries  which is very important.

     Our  strategy  is to use on top of what you do on a  traditional  basis and that you will  continue to do is to use the  Internet to fulfill this promise of all this music.  We will take,  thanks to Internet,  we will take this market of music from a $40 million  yearly  market to I'm sure in the coming  decade to at least a $100 million per year market.

     Why the  Internet?  Because  when you look to the facts,  music has today a limited audience. 5 percent of the population is buying 75 percent of the music.

By offering  more  outlets via the  Internet,  the PC, the  mobiles,  the PDA's,

consoles, ITV, we will be able to match the right music with the right consumer.

     That means just greater  personalization,  increased interactivity which is what I'm looking for as a customer,  by the way, and we're interested in it, and then sales.  It's a win-win for everyone.  It's a win-win for the labor.  It's a win-win for the artists. It's a win-win for the consumers.

     What you have to know  about  Vivendi  is that  Vivendi  is above all often entrepreneurial  culture.  We have been,  I think,  always quite agile to, let's say, sniff out the new  opportunities  and to establish an early foothold in new industries,  like the multi-access  portals, the Vizzavi you saw, the electronic games,  the interactive TV with Canal+ and Pierre Lescure that you will see in a few minutes, as you have seen with Canal+ from the very first day.

     Vivendi has grown because of its strong  traditions and through its embrace of the new. Vivendi/Universal,  that's for me quite a natural bridge between the old and the new economies.  We will take advantage of the possibilities  offered by the new technologies, but at the same time, we will continue to strongly rely on the traditional activities and contents.

     Vivendi has not been living in a vacuum dreaming of the future.  We already have a wealth of  content  developed  by others in  education,  games,  business information.  For example,  you may know the 2000 edition of the Petit  Larousse encyclopedia has already sold over 1 million copies.

     On the games front, let me take that example.  Our WEB site,  Flipside.com.

Please,  if anyone in the room doesn't know  Flipside.com,  when you are back in the office, just go and surf to Flipside.com. That's the place to go for on-line gaming.

     Here you can find up to 60,000  players at the same time,  multi players on the same game. Our success has made Flipside.com one of the top ten sites in the world for the global  duration.  With  Flipside.com  only for the games,  we are ahead of NBC  Internet,  we are well ahead of our growth line, we are well ahead of  Amazon.com.  You hear  lots  about  Amazon.com.  That's  2.5 times the total duration of Amazon.com. So we are No. 9 in that field.

     With  your  help we  have to  target  the  top  five  and I hope as soon as possible the top 3.

     Recently  another  example,  Havas has  launched the second  generation  of interactive  CD roms games with Diablo II. 2 million  copies  from day one.  The biggest ever worldwide  launch in the games field, and at the same day, they run in 8 languages.  They were obviously English,  French, German, Italian,  Korean,

Japanese,  and I think I'm  forgetting  Polish and I don't  remember  the 8th. 2 million copies the same day. You know in your business what a hit means.

     We, Vivendi, we are very interested in all different  businesses by looking to the largest  hits.  And of course there is also the contents of Canal+ in the movies business,  in the sports,  with very strong licensing  agreements for the soccer all over Europe.

     In the  telecommunications  sector through what you see on the small video,

we have already in place tens of millions of users.  All success requires global platforms, global reach and global sensibility. That's certainly not news to you in Universal.

     Last year in '99,  about 60 percent of your music turnover was made outside the States. If you do consider the film entertainment business, including -- I'm including the international TV, the business there, you were close to 50 percent of the turnover outside the states; so you already know about that.

     Together  a new  Vivendi/Universal  will  be a  major  global  player  with tremendous  resources and  capabilities  in the States,  but also all around the world, and if there is something for which the Universal brand is made, has been made, that's to be all the around the world.

     In a few minutes,  you will hear from others on the  Universal  team;  Ron,

Doug  Meyers  and meet the new head of all the films and TV  businesses,  Pierre

Lescure.

     But I also want you to meet two of our team members who were unable to join us this morning  because I just want you to know,  to share with Edgar and I the whole team of people  who is going to take care,  on an  operational  basis,  of

Vivendi/Universal  every day; so first  please meet with my very good friend and colleague, Eric Licoys who is the head of Vivendi/Universal publishing.

     MR. LICOYS:  (By video) Good morning,  my name is Eric Licoys.  I am CEO of

Vivendi/Universal  as Pierre Lescure,  but I am also chairman of Havas. Havas is one of the  leading  companies  in  publishing  and multi  media in Europe,  and worldwide leader in education and games for PC.

     I'm  pretty  sure that all of you know our  famous  brands as Jump Start in

Education,  as Heart Light,  as also Java II, that you will discover here today.

We are very proud to win the game of the year every  year,  but we are also very proud of our studios in L.A. as Sierra, or Blizzard.

     We know that  collaboration  has already  started  between the CEO of Havas interactive  in L.A. and Jim Wilson.  There is a great future for  collaboration between the two companies and we are extremely excited with the future.

     We know that in that kind of spirit with a lot of  friendship  between your teams and our teams,  we'll do a  tremendous  job and I will say that we welcome you in the warmest  way,  and if I can say  something  on behalf of all my team,

it's just vive Vivendi/Universal. Thank you.

     MR. MESSIER: That's Eric Licoys that you will see very soon.

     And now  please  meet with the man who  helped  tremendously  Vivendi to be transformed  into major  telephony  company and who is taking care of large part and very attractive part of our future which are all the  developments  relating to the Internet field; so please now meet with Philip Germond.

     MR.  GERMOND:  (By video) Good  morning.  My name is Philip  Germond.  I am senior  executive vice  president of Vivendi in charge of the  telecommunication and Internet  activities.  I feel very sorry not to be with you today, but today might be a very special day for me or tomorrow. Because I'm going to be, for the fourth time, the father of a daughter.  So that's the reason why I'm not joining you today in Los Angeles.

     Maybe a few words about what I've done before.  I joined Vivendi five years ago as the CEO for the telecommunication  activities.  Before I've been 15 years with  Unipickard  and  before I was a  student  at  Stanford  University  at the business school; so maybe a few words regarding the telecommunication activities and the Internet activities of Vivendi.

     I mean, our main activity in telecommunication  is Sigitel.  Sigitel is the

No. 2 operator in France. We have 40 percent market share in the mobile activity in France. We started off with the activities a couple of years ago. Now we have a bit more than 10 percent share of French market for  long-distance  telephony.

And we have very high gross.

     Just to give you an example, for critical assets, we have today penetration rate of the mobile  telephony  in France is 37 percent.  We expect to achieve by the end of 2003 maybe a penetration rate of close to 70, 75 percent.

     Why do I insist so much on the mobile  telephony is because we believe that today the  access on the  Internet  is almost  100  percent  through  the PC. We believe that in the future,  accessing  Internet will be done through  different form factor,  through the PC screen,  through the TV screen and also through the mobile phones and we believe that the job of telecommunications  operator is not just to provide  communication or voice  communication.  It's also to provide to our customers content.

     And in order to  differentiate  it against  our  competitors,  we need very valuable  content;  so we as an access  company,  we need  content  and also the content companies might be music, might be education, medical for the activities of Havas, for example, or movies, video.

     We'll need to have access to the customer. That's a perfect combination; so that's why I believe  that what we are going to achieve  together,  that  merger between Vivendi, Seagram and Canal+ is probably the best combination we can imagine to enter into this new world of moving into the broad band, moving into a high gross entertainment services world, and we believe that we can be, thanks to that merger,  one of the greater winners of this new world if not the best in this world.

     MR. MESSIER: Did you notice, even the French people are speaking English. I know that some of you were  worried a little bit about that and what's  going to happen if I don't  speak  French.  If you don't  speak  French,  I have only one recommendation. Just learn to speak English.

     I'm sure  that  there  will be a lot of  questions  coming  from you on the integration of our two companies and we will go through them very shortly, but I have one major challenge for everyone here, and listening in.

     We need to work together and with every bit of our creative talent. We need to work  together to make the  integration  of  Vivendi/Universal  a  tremendous success.  This will mean that we will have to understand  what each of us brings to our business activities.

     It will also mean  organizing  as much  energy,  focus and  cooperation  as possible  between our teams, in identifying,  implementing  the synergies across the board.  Synergies in that case is marketing ideas,  product ideas,  services ideas.

     Now is not the time for  second  opinions.  Now is just the time for action and that's what I wanted to tell you today.

     As you may have  noticed  or may begin to  notice,  I'm full of  enthusiasm because I'm waking up every morning  thinking that leading a group like Vivendi,

leading a group like  tomorrow  morning,  Vivendi/Universal,  that's  really the opportunity of a lifetime.

     Vivendi/Universal  will succeed because of its ability to be a giant, to be flexible, to be inventive and to be first to market. Ours must be an environment of open-minded and open-ended communications.

     Share your ideas. Share your dreams.  Vivendi/Universal  is the place where they can take root and flourish. Together let's expand our frontiers.

     You have, all of you, you have a tremendous reputation for creativity,  for talent and for marketing savvy.  Never stop being innovative.  Never stop asking why not.  Never stop trying to push the  boundaries  of the  possible  and never forget  with what I've  just told you that you are core to our  future,  you are core to Vivendi Universal's future.

     This  morning  I'm  welcoming  you and I am  welcoming  you warmly into the

Vivendi world, and at the same time, it will be just great for me to be welcomed by you in your world.

     That's  the  way we will be  able  to  create  together  Vivendi/Universal.

Vivendi/Universal,   that's  a   fantastic   group.   That's  a  winning   team.

Vivendi/Universal very soon, it's all yours; so let's build together this future of  Vivendi/Universal,  vive  Vivendi/Universal,  and  thank  you very  much for listening to me.

     May I now,  before we go to your questions and answer them,  just introduce my old friend Pierre Lescure who has been with Canal+ for the last 16 years.

     Pierre, the stage is yours.

     MR. LESCURE: Thank you. Thank you, Jean Marie. Even in French, I would have problems finding the right words to express my pleasure, my pride, my excitement here today. When I passed the gate of Universal Studio,  the security guard gave me a warm and professional reception. I perfectly knew he got instructions, but,

guys, I can tell you I really liked the feeling.

     I entered the Lew Wasserman  building.  I hope,  Lew, one time, I will have the opportunity to be at your very special table for lunch. I hope that.

     I went up to Ron's office, stood in front of his window and what did I see.

415 acres of  mystery,  magic and  entertainment.  As you can  imagine,  walking around the lot was a tremendous experience for me. A delightful moment.

     Visiting  Universal  Studios is a pilgrimage for me. To a certain extent, I am walking on sacred ground. Part of me is coming home at last. It is a personal celebration.

     I have derived so much strength and inspiration  from movies that have been shot here, and from the way they were made. My dreams, my ambitions,  my values,

my aesthetics, both as a teenager -- that was a long time ago -- and as -- don't laugh too much when I say -- and as an adult, have been shaped and influenced by what goes on in this town. On the screen, and off.

     I've always been a great admirer and keen observer of the way you do things here in the  States,  and to a large  extent  Canal+ has been built and  managed according to my personal understanding and adaptation of American methods.

     What I am trying to say here is that I may in fact be much less of an alien than my thick "Gerard  Depardieu" accent may lead you to believe. I respect this town, what it stands for, and the way it operates.  I think I have a pretty good understanding of the things you do and the way you do them.

     Let me quote  Francis  Scott  Fitzgerald  and his book "The  Last  Tycoon."

"People in the East pretend to be interested in how pictures are made, but their fascination is with the pretensions, the extravaganzas and the vulgarities. Tell them pictures have a private  grammar,  like politics or automobile  production,

and watch the blank look come into their faces."

     In other words, I will listen to you, and sometimes you will also listen to me, I hope.  You will soon  discover  I am the  oddity of  sorts,  a French  man without great theories. Although it may come as a disappointment to you, I don't come here with a  predetermined  plan. I may quote from "The Last Tycoon," but I don't have an Irving Thalberg closet fantasy.

     I'm not here to mingle  with movie  stars.  I've had my picture  taken with actresses a couple of times  already,  so that's  taken care of. I don't want to play the mogul. I can't. I won't have time. I'll be too busy working with you.

     I will learn a lot from you, I said.  It has  always  been,  and it will be very  inspirational  for me to talk  with  Ron and  with  many  other  Universal executives.  For me, Ron Meyer has a very strong quality. He never forgot he was an agent,  a great agent,  before  joining  Universal  Studios.  He really loves talents and they gave it back to him.

     I will  listen to you,  but  sometimes,  you will also listen to me. I have been  working  closely with  Universal,  sometimes  with Blaire  Westlake and of course,  I working  closely with Universal for the last 16 years since 1984 when

Canal+ was launched in France.  I'm pretty  familiar  with your company and with

Hollywood.

     This is why I am convinced  Canal+ can also bring you something.  Maybe its pioneering  spirit,  when it launched pay TV on the old continent or when it was first to offer digital and  interactive  TV, which Jean Marie talked  about,  to millions of viewers in Europe.

     We've also built up strong and personal  relationship with our subscribers,

14 million  subscriptions  all over Europe,  and I believe we  understand  their wishes and their dreams extremely well.

     What I'm bringing you is a group with a very strong multi-domestic  culture where global meets local. Canal+ has several pluses to offer you and I will make sure everybody at Universal  benefits from the experience we at Canal+ and we at

Vivendi have accumulated in Europe. But let's check it out.

     (Video played here.)

     So what have we learned  from this  video?  That I am not a fashion  man. I started  out as a  journalist,  but I promise I have never been a movie  critic,

which  means  that I don't  come  here  with a  cultural  agenda.  I am not on a mission.  I like popcorn and moreover I love popcorn movies.  Believe me, I take my popcorn movies very seriously,  but I also take "B" movies  seriously and art films  because they are all my pleasure and they are all my business and both at home and at the office,  as all of you,  entertainment has always been a serious matter and a top priority.

     Some people will remind you of our first difficult  inroads into Hollywood,

but I don't  know a  single  of our  mistakes  which  didn't  help us to  become stronger and do things better. In the last six years, all our moves in Hollywood have been profitable. You won't have to teach me everything from scratch because we do have some  experience  in movie  production  as well.  We've been  running

StudioCanal again, the major studio in Europe, for the last 10 years. We've been making movies, some very popular ones, and entertained millions of viewers.

     I know I come to Hollywood with some inconveniences. I'm French. And I live abroad.  There's very little I can do about my being  French;  but let me assure you,  I am  going to try to play  against  type  and  make  you  forget  all the exasperating  French,  all the arrogant  know-it-all  and snotty  maitre D's you might have seen in the movies and in real life.

     As far my being  based in Paris,  all the  technology  wonders  Jean  Marie

Messier has shown us will be put to good use,  but believe me, after August with my family in the South of France, you will see a lot of me here on the lot. Take my word for it. We can work  together.  And we will. And we will do great things together. Thank you very much.

     Now I think it's the right time to ask  Edgar,  Jean Marie and Doug  Morris and Ron Meyer to join me on the stage.

     MR.  MEYER:  Let me start by saying  we've been through a lot of change and change creates  uncertainty  which all of us have shared.  I think with what you have  heard  today and what I've  learned  in the past few  weeks,  I think this change is going to be an extraordinary one and I hope all of you will join me in embracing it.

     In this company  there is a tremendous  foundation,  and  obviously a great company that was created by Lew  Wasserman.  Seagram and Edgar continue to build on it and to  continue  to  build  on its  strength  and I think  that  this new combination  really is a  beginning  for us to grow and really  compete in a new century.  I think it's an exciting  time for all of us. It's a great time and an exciting time and I think that it's to all of our advantage and I really do hope that all of you will recognize what a great opportunity this is for this company to continue to grow.

     Also  today as Jean Marie said and as Pierre  said and Edgar  said,  please take this  opportunity  to ask the questions  that are on your minds.  As I said before, there are no sanctions for asking unpopular questions. That's what this forum is for. It's for you so you will understand better what is taking place here;  so please  think about what you want to say and ask the most  provocative questions you can think of.

     MR.  MORRIS:  I second  everything  Ron said.  Last  night I stayed up late thinking I was going to say something vaguely  intelligent.  Everything has been covered.

     I actually  feel this is great for the entire  company  and I would like to take a moment.  I think it's actually a very  historic  moment that we're in the middle of and I would like to congratulate Jean Marie,  Pierre and Edgar.  Thank you for this opportunity.

     MR.  BRONFMAN:  We're going to be joined now by John Borgia who is going to moderate the Q and A part of this  morning.  So, John, if we can ask you to join us on stage and hopefully begin the Q and A. John Borgia.

     MR. BORGIA: Good morning.  First I want to thank you guys. That was a great presentation.  Jean Marie and  Pierre,  we learned a lot today so thank you very much for those.

     My first job is to distract  you a little bit while they put up the chairs,

and I'll  tell you what  we're  going to do.  We've  got five of our  colleagues coming out and they're going to ask  questions  that you have sent in. We've got lots of questions that have come in through  Pathways,  Vox, we got E mails,  we got faxes.  We've put some of the  questions  together,  and we've edited a few,

although these gentlemen have not seen the questions,  nor do they have prepared answers;  and in a minute these five  colleagues  are going to come out and then we're going to do that.

     After they're finished, we're going to take a break. Jean Marie is going to show you Vizzavi.  He's got a demonstration  he's going to do himself.  We got a lot of technology working today. I hope it all works.

     There's  about  10,000  people  participating  at  60  locations.  We  have satellite in New York. We have Web  questions  coming in; so after the panelists are  finished,  we're  going to open up the floor for another 45 minutes and any questions you have,  come up to the microphones and then we will deal with those questions.

     If we get through all of that,  we'll let you go to lunch.  It may still be

Monday.

     We are now ready for the  panelists to come on out.  Okay.  We're now ready for the panelists to come on out. As I mentioned, we do have a lot of questions,

and we're going to ask you to try to keep the  questions  as short as  possible,

and I would ask those that are  answering to try to be crisp,  also,  so that we can -- so we can get to them. This is where I move to the chair and introduce my colleagues.

     MR. MESSIER: The human resource guy has to be very well organized.

     MR.  BORGIA:  No  pressure  up  here.  This is what we  usually  do  Monday mornings.  If we just start  holding  Ron's hand,  then we'll know. If you start holding her hand, then we'll know.

     Ladies and gentlemen,  let me introduce you to my immediate right is Lester

Yano of the Universal Music Group. Ladies and gentlemen, Lester Yano.

     Also  helping us out today is Ouida  Robinson of Universal  Television  and

Network.  Lots of TV people here.  You said that.  Sitting next to Doug, we have

Bonita Chan of Studio Ops.

     Bonita,  welcome.  And to Bonita's  right  representing  Universal  Studios

Hollywood,  Kirk  Trutner.  Last but not least this handsome man on the right is

Kevin Campbell of Universal Pictures.

     Kevin, as you know, you won the toss. We're going to start with you.

     MR.  CAMPBELL:  Will the current  structure of the Universal  Studios Group remain intact?

     MR. BORGIA: Let's start with the easy ones. Okay. Pierre, would you like to answer that one?

     MR.  LESCURE:  The answer is yes. The answer is yes. You can imagine it was impossible  for me to tell  you and to  present  me as I did a few  minutes  ago without having the first statement.  There is no better team than the home team.

I have now to spend time with you with your top  executives,  one  organized  as soon as possible.  We'll  organize  that as soon as possible.  And my need is to spend time with people, to listen to them, to know how you work, but just remind my first answer to your question so precise, my answer is yes.

     MR. BORGIA: Kevin, thanks.

     MR.  MESSIER:  You can make a judgement on the studio's team.  Just look to the release.  Just look to what has happened in '99 with Universal Studios. Just look to what has happened since the beginning of the year with Erin  Brockovich,

with U571, with the Gladiator,  with Nutty Professor II coming right away in the coming weeks. Don't you think that you are globally making a wonderful team when you have the  chance to get for your  studios a  wonderful  team.  You just keep them. You support them.

     MR. BORGIA: Next up is Lester.

     MR. YANO: There's still a lot of rumors about management changes.  Will Ron continue to run Universal Studios?

     MR. BORGIA: Ron, would you like to answer that?

     MR.  MEYER:  I need to say,  first  of all,  I  really  work,  but  it's an opportunity  for me to say  it,  I  really  work  with  the  greatest  group  of executives and staff, I think, that exist in this business. It's the best studio that exists with the best  people.  I'm excited  generally  to work with our new partners.  Pierre and I particularly have become friends very quickly and easily and I say  that  genuinely;  so I'm  very  excited  to  continue  and I plan  to continue.

     MR. TRUTNER:  Recent communications from Seagram reference a time period of

18 months to two years  before  benefits,  bonuses or merit  structures  will be affected by the merger.  Does this mean that these programs will be restructured or even eliminated after that period?

     MR. MESSIER:  The answer is no. No. The answer is no. Don't  misunderstand.

When you -- when we are giving  security,  something just to show you that's no,

this  combination  is not a  combination  of cost  savings.  We're  not here for changing  everything  from day one. We just made this legal  commitment  because there are legal  commitments  to convey the  message to each of you that what we want to do is to build more,  what we want to do is to have any of you even more incentivised in this job than he is today. That's the reason why we put the statement that for the coming two years we are taking very strong commitments to mentioning  whatever we are speaking of, bonuses and different benefits that you can have.

     It doesn't  mean that our  intention  is to change  everything  after that.

That's just to reassure you from day one.

     MR. BRONFMAN:  John, if I can add, when we were negotiating together,  Jean

Marie and myself,  and I must say for a deal as difficult,  complex and large as this one, it was -- it had its moments,  but it was  remarkably  smooth.  But we negotiated on behalf of our shareholders.

     We also  negotiated  on behalf of our  employees  and I want to say that we worked hard to make sure there were protections for our employees. As Jean Marie said, they are only that. The point of this merger is to grow.

     But I also want to say as hard as we did  negotiate on behalf of employees,

I want to say that Jean Marie and his team  responded  quickly,  generously  and thoughtfully to those requests.



     (Conclusion of Section 1.)

SECTION 2



SPEAKERS:

EDGAR BRONFMAN, JR.
JEAN-MARIE MESSIER
PIERRE LESCURE
RON MEYER
DOUG MORRIS
LESTOR YANO
OUIDA ROBINSON
BONITA CHAN
KIRK TRUTNER
KEVIN CAMPBELL
ERIC LICOYS
PHILLIPE GERMOND

     MR.  MESSIER:  There is one point I want to have. I am sure we will go back to that through your questions.

     When I took over the  chairmanship  of Vivendi four years ago, less than 10 percent of our employees who were  shareholders of Vivendi.  Today two thirds of the Vivendi's employees are shareholders of Vivendi.

     That's part of our vision, of our philosophy of managing a company. You are creating the wealth of our companies. You deserve to get back part of it. That's as simple as that.

     MR. BORGIA: Read it, please.

     MS.  ROBINSON:  Why do you  think  that the  market,  as well as  financial analysts and the media,  have had a negative reaction to the news of the merger,

and why do you think  the stock is  trading  so far below the  announced  merger price?

     MR.  MESSIER:  If you want to have a calm life for  several  months,  don't enter that kind of merger. The very day you enter that kind of combination,  you know that the market is going to be crazy because  people will begin  arbitrage.

They will begin to play,  to go out of
your stock,  saying,  Okay,  we will kee waiting,  and we will be back as soon as we think that it's going to happen, but let's play and make money just in between.

     Basically,  the  Vivendi  stock has been  hurtled,  let's say,  20 percent,

roughly,  since the announcement or since the first leak, the preannouncement of

this   transaction,   we  would  say.  Just  make  a  comparison   with  similar

transactions.  When AOL acquired Time Warner, the stock of AOL was down close to

40 percent in three weeks.  When Internet  Works  acquired  Lycos,  their stock,

after three weeks, was down 30 percent.

     We do know that we have to go through  this very  volatile  period of time,

but what we do know and which is much more  important is that's the value of our business -- is through the  combination.  It is not hurting it in any way.

There is no risk linked to this  combination.  There is only -- if we do our job well, there are only upsides for this combination,  and one thing that I do know: When I took over the  chairmanship  of Vivendi,  our  stock  price was 22

Euros.  It's today 90 Euros four years after that.

     I would  love to see it back very  soon to the 115,  120 it  deserves  as a starting  point.  It will  come  back to this  fundamental  value as soon as the market  will
have the  feeling  that,  yes,  that's  going to  happen,  that the antitrust  issues have been overcome,  that  everything is in place -- one thing being the  Vivendi/Universal  as a U.S.-listed stock. And I just want to convey,

yes, that's a period, and you will see, during the coming months,  volatility on the stock  price,  but even if the  market is always  right,  they are not right every day.

     We know what the fundamental  value of  Vivendi/Universal  is. We know that the market will go back to this fundamental  value.  Let's wait these few weeks'

to few months' period of time where the market is made by arbitragers,  and to a certain  extent,  my feeling is that you're not going to see  Vivendi,  which is going to be quite soon your stock, your company -- you will not see Vivendi back to 90 Euros  before a very,  very long time or before the day where,  with Edgar and Pierre, we will decide to split the stock three to one.

     MR. BORGIA: We all look forward to that day.

     Bonita, your question, please.

     MS.  CHAN:  Would  you  please  elaborate  -- on  the  transition  of  401K contributions  from Seagram to Vivendi?  Will the current  retirement plans roll over into the new company,  or will these plans become vested after the close of the deal?

     MR. BRONFMAN: John, do you want to answer that?

     MR. BORGIA: Ken Kahrs, are you here?

     The 401K plans are going to continue,  and as is always the case, any money that you've put in the 401K plan -- obviously, that's your money. The money that we've put in as a match,  as you know,  has to vest each year over time.  If you are vested, of course, that's yours, but we expect that plan to continue.

     Now, if you've selected  Seagram stock as one of your  investment  choices,

that will roll over into  Vivendi/Universal  stock at the same exchange rates. I would add,  because that question is a little tricky on vested  retirement plans

-- as you know, on our retirement  account plans, you have to be here five years to vest.

     If you're not here five years,  this transaction is not going to accelerate that. So we expect the plans to continue as we know them today. Being moderator,

it's easier than that. Kevin, you're up for number two.

     MR.  CAMPBELL:  Under the new structure,  how will Universal be involved in new technology such as the Internet,  digital  distribution,  broad brand, HDTV,

and interactive television?

     MR.  MESSIER:  The answer is as much as
possible,  and don't wait  anything from our side. Please, have new ideas,

suggest new proposals,  new products, new services.

     There are several ways to associate  Universal or even,  within the Seagram group, U.S.A. Networks, to this strategy. If you take, just to speak 30 seconds,

of the  company  led by your  friend,  Barry  Diller -- if you take  things like

Ticketmaster,  Home Shopping, other reservations,  they are made for Vizzavi. It will happen to them in Europe. It will happen to you in the music field. It will happen to you in the movies field -- this access to this wonderful  distribution that is working in Europe.

     If I may take a few examples, I was mentioning,  in my introductory speech,

the Diablo II launched with two million  copies in day one. The previous  launch of  Diablo at that  time,  owned by  Sundance  Software  -- it was only  800,000 copies.  For what reason -- because they were  basically all U.S.?  Now they are really worldwide.

     If I can take another underground  example,  speaking of the music side, in

France, there is a well-known artist by Pierre Lescure, a French rocker,  French artist,  named Johnny Holiday. He has been there for the last 40 years,  Pierre,

and he's a great, great artist.

     Last week there was launch of his last album.  It was a live concert within the Eiffel Tower,  which has been recorded and launched in three weeks,  not far from the  total  recall.  What  did we do?  In one day,  we  built  very  simple operations. We sent several millions of short messages to our mobile subscribers in France,  telling  them SFR is proud to  announce  the issue of the new Johnny

Holiday  album next  Friday.  It was built in one day. It was the  largest  ever direct marketing operation made by the Universal Music Group.

     What's going to happen next time,  thanks to this  approach to the wireless world  -- we will  offer  to our  clients,  to our  subscribers,  not only to be informed about the launch of the coming album of Shania Twain, but also, to hear the first track and,  then, to have access to promotions  and so on. So you have to understand that this world of Internet and this world of multi-access  portal is really creating  tremendous new  opportunities in all our businesses from the music to the TV, to the movie side.

     That's  what we intend to develop.  This is a starting  trend in Europe for one reason -- because there are many, many fields where you are well ahead of us in the  states.  There is one field  where  Europe is well ahead of the  States.

That's the mobile telephony.  That's the wireless world. When I'm here, that's a shame  for me -- to have to try 10 times to get a call  through.  This will come back in the States. We are two, three years ahead of the States. Fine. Let's use that.

     Let's use our wonderful  position in Europe  through  Vizzavi to create the new business models, to create the new services to customers,  to create the new ways to distribute  your content,  and as soon as the U.S. market will be ready,

we will be there with the strongest position that you can imagine.

     So there are dozens of ideas that we can implement together. There are also ideas between your Universal Studios'  characters and Universal  interactive and

Havas interactive games. There are a lot, a lot, of ideas, but I really want you to act -- the way I want you to act is just try to understand,  to be in contact with the other teams of the group, and come with new ideas.  Come with marketing ideas.

     This is a combination  of  innovation.  This is a combination of marketing.

This is a  combination  of  creating  new  services.  This is a  combination  of creating and being the first mover into the new age of Internet.

     We have  tremendous  capacities.  I will,  myself,  with Edgar,  push every single right idea in that field. You will never be  disappointed.  Any good idea

-- we will take it, and we will implement it.

     MR.  BRONFMAN:  Just  to be in  here  after  the  vision,  but  just so you understand,  there is no  intention to sort of take out of the  Universal  Music

Group, The Studios Group, or The Recreation  Group,  the Internet,  the internet activities and place them somewhere else.

     Universal Music is responsible for its internet  activities.  The Studio is going to be  responsible  for what it's going to do.  We're going to  coordinate that.  We're going to aggregate that, and we have -- in terms of the aggregation services, we have partners for you so that you can actually take those ideas and deliver them,  but there's no intention  here to sort of put the Internet to the side of the businesses. So I hope you understand that.

     Also,  just to say -- and we  shouldn't  get into  too much  organizational discussion  because I don't think we know for sure all that we should know,  but just, also, so you know, because this is such a PC-centric world that we're used to, when we talk about Vizzavi,  remember that PCs, really, outside the U.S. are really not heavily penetrated at all. That's true in Europe.

     Vizzavi has a footprint of 80, soon 100 million -- this time next year, 100 million customers.  Today AOL has four million customers in Europe, just to give you a sense of the size and the  proportion  of the  wireless  world  versus the wired world outside of the U.S.

     MR. BORGIA: Thanks. Lestor, back to you.

     MR. YANO: Will Barry Diller play a greater role in the new company?

     MR.  MESSIER:  I will begin to answer that question when you see what Barry is doing within the USA Networks.  In all the electronic  side of it, he is just doing a great job. I've seen that, from day one,  Vivendi/Universal will be able to offer to you at USA Works further  opportunities  of development  and further opportunities of development in Europe, especially.

     On top of that,  the  relationships  between  Seagram and USA  Networks are

clear.   There   is  a   contract.   It's   transmitted,   as  it   stands,   to

Vivendi/Universal.  We will use all the rights  that we have in these  contracts with one  single  idea on top of that -- is that  when  you have a good  project which is able to create and to add value to what you are doing,  there is always one way to structure it efficiently between the two companies.

     But,  yes,  I have more than great  respect to Barry and to his  ability to develop his business and to create value, and I am very supportive of people who are able to create value for their company and their shareholders.

     MR.  LESCURE:  I'd like to add just one point.  As you can imagine,  we are already  at Canal+  all over  Europe.  We are  covering  11  countries.  We have something like four million homes equipped with interactivity -- interactive TV,

TV set, and setup box. So for the kind of activities Barry has developed in your country  in  terms  of  commerce  through  the  TV,  I think  we will be  really interested,  and he will be very interested to export the concept and the format he has so well developed here.

     MR. BRONFMAN:  Okay. Why don't you give a sense of how many  transactions a month that you do with your digital  customers in France  alone,  for  instance,

just to give people a sense.

     MR. LESCURE:  You watch, Edgar. Every month we are making through our setup box,  our  digital  setup box,  and all the  customers  we have all over  Europe equipped  with our  digital  setup box -- we are  making 2.5  million  operation transactions through the TV every month.  So it works.

     MR. BORGIA: Yes. It's well developed.

     Okay. Kirk, go back to you.

     MR. TRUTNER:  As a value-driven  company,  what is our moral  obligation to provide entertainment that is not offensive?  One of the Universal Music Group's current  acts has  caused  a great  deal of  controversy.  Will we  continue  to distribute such acts as Eminem?

     MR. BRONFMAN: Doug, why don't you answer that?

     MR. MORRIS:  There's a slippery slope between  deciding  whether  something deserves censorship, or does the artist have creative freedom? No one has really been able to traverse that slope, including the Supreme Court.

     So what we have done is we have  formed a  committee  that has both men and women on it, people of different ages,  people of different ethnic  backgrounds,

and whenever there's a controversial album, we submit it to this committee. They give us back their opinions.

     On many  occasions,  we get  the  artist  to  change  the  part  they  find objectionable, and on several occasions, we actually have not put the album out.

     Now,  you have to remember  that we put out more than 5,000  albums a year,

and the ones that contain explicit language or are controversial -- they are all stickered.  So people  really do know what they are  buying.  So we're  going to continue on this present policy, and I think it works very well.

     MR. BORGIA: Thank you, Doug.

     We're going to have just two more  questions  from the panel so we can move along. Ouida and, then, Bonita. Ouida, you're up.

     MS. ROBINSON:  How will the merger and Vivendi's  involvement with Vodafone affect globalese initiatives into wireless market for music delivery?

     MR. MESSIER: You will be pleased to do it because you --

     MR.  BRONFMAN:  I think the global delivery of music in a digital format is gigantically  enhanced by  Vivendi/Universal's  or Vivendi's  joint venture with

Vodafone, which gives it access to -- if there are ten million SFR consumers and

24 million -- let's just say 15. So 25 million Vivendi consumers,  then, there's

55 to 65 Vodafone customers. So that footprint is dramatic.

     I think that however we organize the digital  distribution  of music -- and that may be  different  places to places  because,  obviously,  in Europe,  it's wireless. In the U.S., it's going to be wired. I think,  globally, in the entire digital  distribution  of music,  it is  enormously  enhanced by,  frankly,  the platforms that exist that allow us to do that.

     Before,  before  this  announcement,  digital  distribution  of  music  was something  where there were other  gatekeepers,  whether  you're at Farm Club or whether  you're at one of the labels or wherever you are,  you've got to then go to someone to create access for you, to create opportunity for you, whether it's technology or audience reach or something else.

     Here there's a built-in  technology platform that can be accessed and grown and adopted and adapted -- sorry -- as well as a built-in footprint, and we can,

frankly,  use that  footprint to have more access in other places where we don't have such a strong  footprint  because  there is no music  company in the world,

including  that of the one or two that may be  owned  by AOL Time  Warner,  that aren't going to want access to the footprint that we have in Europe.

     And you know that old joke about "Not so fast." They have a footprint here,

and we,  obviously,  want access to it as well,  and while there's a lot of talk about  open  access  in  the  AT&T  arrangements  and  in the  AOL  Time  Warner arrangements,  there's a difference between open access and equal access.  We're interested,  obviously,  in  equal  access,  as I think  they  might be with our footprint in Europe.

     MR.  MESSIER:  We have lots of  underground  ideas there.  One that we have already  explained in Europe is that we can use in the coming years,  as soon as the combination is completed -- when Universal  Music is selling,  each share in

Europe accrues in number,  in fact, its share in Europe,  but today close to 300 million CDs.

     We can at about no cost -- use each of these  CDs,  as at the same time the free  interconnection  to get  access  on your PC to the  artist  web site or to

Vizzavi or to most of them. That's that kind of idea that we will develop together.

     When I am  hearing  a lot of fears in the music  industry  or  outside  our world,  all business is saying,  you know, that people like NAPSTER are going to destroy the music business. That's exactly the reverse.

     When we are  looking to the piracy  question,  obviously,  you have to deal with the legal  situation.  We are in a very strong situation there. You have to deal with the technology problems.  We are also in a very strong position there,

but don't forget one thing.

     We are here to be  offensive.  We are here to be  offensive  vis-a-vis  one single goal. What does the customer want? And if you take the NAPSTER  proposal,

NAPSTER is just  delivering to us, to each of us, the no constance care service,

not reliable with a low-quality MP3FILE.

     What can we expect to deliver to the customer? We can expect to deliver him much better quality,  fine, real customer care, reliable networks, and on top of that,  not only giving to the  customer,  not only  selling to the  customer the music, but the services around.  Services around it means photographs.  It means deliveries.  It means the production  notes. It means added value like access to the ticketing for the next tour of the artist, links with the artist's web site.

     We have a lot of  things  to learn to build  and to  reinvent  in the music business,  and not only -- I'm not looking at music and Internet as a fear.  I'm looking at music and Internet like really music was born for the  Internet,  and that's a tremendous opportunity to develop our business, and we will be strongly committed to that.

     MR. LESCURE:  And it will be,  Jean-Marie,  the same thing, of course -- we are talking  music,  but it will be the same approach in talking about the video

and  Canal+  because  we  have   subscribers.   We  are,  deeply  and  strongly,

technologically  legally involved since the beginning of Canal in the protection of copyright. So it's our concern, too, and we have a department working on that basis already.

     MR. BRONFMAN: Thank you.

     MR. BORGIA: Our final question from the panel is from Bonita.

     MS.  CHAN:  With  the   announcement   that  corporate   headquarters   for

Vivendi/Universal  will be in New York and Paris, what is the anticipated effect on the corporate function in Los Angeles?

     MR.  MESSIER:  Okay. As I told, this is not a merger,  a combination  whose success is going to be based on cost  savings and on loss of jobs.  What we have is to build. We will have some purchase economies. We will have some IT savings.

We will have some logistic savings.

     Obviously,  when we spoke about the corporate  headquarters,  first of all,

it's much too early to give any precise  indications.  The basic message that we wanted  to say and to send  is,  Don't  look at  Vivendi/Universal  as a  French company  with  U.S.  subsidiaries.  That's  not the way the group is going to be managed.  The  message  that we wanted to send is,  basically,  This is a global company which is going to be managed on a global basis,  which means that,  even if on a legal basis, Paris will be the headquarters of the Vivendi/Universal, we will need a strong organization in the States.

     And just to give you an example of the way we are reacting  within  Vivendi and, tomorrow morning, Vivendi/Universal, when we acquired last year in Torrance not very far from here  Sundance of 12 -- the  interactive  games  company  with

6,000 people working in the gamings and the  educational  software  studios,  we had, obviously, an interactive subsidiary headquartered in Paris.

     Now, on a worldwide basis,  this business is headquartered in Torrance just because that's the right place to  headquarter  and to manage the studios on the gaming side and to manage that business.

     So I just want to convey  that's my  intimate  conviction  -- is that going forward, when you will look to Vivendi/Universal,  you will find some businesses headquartered  in  Paris.  You will find some  businesses  headquartered  in the

States.  There is no reason,  for  example,  to move the  Universal  Music Group headquartered  from where they are now because  they are well located and at the place where you need to be.

     That's  the  same  for the  studios,  and we will  have  at any  time  this approach.  We want not to  create a global  French  group.  We want to  create a global group, period.

     MR. BORGIA: Thank you. On behalf of all the employees, I would just like to thank  Lestor  and Ouida and  Bonita and Kirk and Kevin for your good work today and for your weekend spent here, going over that.

     This would be a great time to stand up and stretch and give your colleagues a standing ovation as they leave the stage.

     MR.  MESSIER:  When you are organizing a show,  there is always a period of time  where you need to have the chairs out of the stage and so on. So I've been kindly asked to find  something  for a few minutes  between the two parts of the question-and-answer session.

     So I've  decided  just to show you --  that's on the basis MAP was the code name of Vizzavi.  It was a code name for multi-access  portal.  MAP, by the way,

was a very good brand name,  but it's very  difficult to have it as a free brand name.  That's the reason why we switched to Vizzavi  because  Vizzavi is someone who is going to help me in the Internet universe.

     I just want to show you what MAP -- what this  Vizzavi is about by taking a few examples of the services which are already offered.  I will tell you when --

that's only future -- which are already offered in Europe, and I will start with

MAP Traffic.

     Let's imagine that Stacey Snider -- you are Stacey at home in your morning.

You want to know how to get to your  office  very fast  because you are a little bit in a  hurry.  Okay?  So just  look to your  TV  set,  and you  will  get the information of what's the best way today to get to the office.

     (Video presentation)

     MR.  MESSIER:  So that's  good.  In  Europe,  that's  based on the  traffic information  which are updated  every 15  minutes.  That's,  obviously,  Stacey,

knowing the way that you have to take this morning is fine,  but then you are in your car. So you just need to have this information. That's the obvious strategy of this multi-access  portal.  This information that you found on your TV set --

you want to have it  available  in your  car.  In your  car,  you may have a car screen,  but you may have to use just either your mobile phone or your PDAs, and as you  are in your  car,  there  is  something  very  important.  That's  voice recognition.  Not to look  every time to a screen,  but to hear the  indications relating to the screen,  and as it is a multi-access  portal to portal,  you get access to your mail,  but at the same time,  while you are in your car, all your mail is just better. So, Stacey, you are now in your car.

     (Video presentation)

     MR. MESSIER: Okay. And now, what's the next step? Finally,  Stacey, you are in the office at the right time,  and you just went  through all your mail.  You realize that you missed organizing the lunch place for one client.

     So you arrive in the office, and you do at that time -- after the TV, after the PDAs on your PC screen, you do the rest of your work.

     (Video presentation)

     MR. MESSIER:  Two additional  points there. The first one -- something that none of the AOL or Yahoo are able to  provide.  That's  when I'm using my mobile phone. I want to get very localized service.

     If I'm  going out and I want to see  GLADIATOR,  I do not want to get on my screen  the list of the  theaters  of the town.  I want to know which one is the closest. I want to be able to book my seat, and I want to get a map on my screen to know how to get  there.  Only the  mobile  operator  is able to do that,  and that's the core strength of Vizzavi.

     And the last  comment  is that the video  mail --  that's  down the road 18 months.  This is the only part which is not  available  today.  That's the third generation.  It will start in Europe,  basically,  August 2001 in Spain, and you need for that -- in fact, PDAs or mobile phones with a very small web camera.

     I'm not going to go over every one, but perhaps two last.  The first one, I have to tell you that, obviously,  I am sorry for presenting it to you. This has been  organized  to explain MAP at the time where the deal with the  combination with Seagram was not known,  where we didn't want to see the  analysts  thinking that it may  happen.  So you are  going to hear -- that will be the only time of the day -- non-Universal Music Group music.

     I can tell you that if you call  already by phone,  Vivendi,  you will hear that as a music,  we have made the best of Universal Music Group of one hour. So anytime of the day you call to Vivendi,  you will get different music. Let's see that.

     It will show you another point,  multi-access  portal. You will see a young boy playing games on the TV screen with a small pig,  which  credits  Vizzavi to what's  Vizzavi.  You will see a young  girl  choosing  music for her  brother's birthday on the mobile and, then,  through MAP, through Vizzavi,  downloading it directly  on the TV screen at home.  That's  what  Vizzavi is about.  That's why multi-access portal is just much better than only the usage of the PC.

     (Video presentation)

     MR. MESSIER:  That's a smiling family just the day of the birthday.  That's not every day,  but you see all the ideas that we can suggest to people  through this Vizzavi approach.  I will end up with a very last one. We will go back, for example, to Canal+ sports,  right. Today on the mobile, you can get live scores,

but just imagine when you are out of your home, the day of a great match.  Let's imagine  what it will be if you can just have a look to the goals on either your mobile or PDA screen.

     (Video presentation)

     MR. MESSIER:  Okay. That's what Vizzavi is about.  Don't you think that you will like it?

     MR.  BORGIA:  We're  now  going to start  the  interactive  portion  of the meeting.  As you may have guessed, we are running a little bit behind, but we're going to take  questions  from the  floor,  from New  York,  from our  satellite locations, and we have some coming in on the web.

     We will promise you this. If we don't get to your questions, we will answer them.  We will answer them  individually.  We will answer them over  Pathways or over VOX, or somehow we'll get to you.

     Now, what we're going to try to do here -- as you came in today, there were little cards and  pencils.  We'd ask you to write your  questions  down and then proceed to one of the  microphones.  I'll call on you. Please identify  yourself and then go for it. Our first question is from the amphitheater. Please.

     THE AUDIENCE: Hi. My name is Terry Kwan. I'm in the television and networks group,  and it's a  two-part  question.  The first one is:  What  we've  seen of

Vizzavi  so far seems to be focused  internationally,  and the first part of the question is: What are the plans for rolling it out,  target towards the U.S. and

English language?

     And the second part of the question is: We have a lot of incumbent players,

such as Yahoo, as you know, and AOL are making movements,  also, in the wireless front as well. How do you intend to compete with them on that level?

     MR. MESSIER: Very quickly,  obviously,  Vizzavi will be developed in, as of today, in 15 different European countries and, obviously, in each country in the native  language.  It doesn't  work if it is not  English in U.K.;  Spanish,  in

Spain, and so on. So that's local language for everywhere.

     I do hope that we will be able to go back to the States very soon. In order to develop this multi-access portal strategy, you just need to have an efficient global,  national  network and coverage in the States.  The partnership  that we have with  Vodafone  AirTouch -- that's the same here in the States with Verizon

-- will  definitely  help to develop  this  Vizzavi,  this  multi-access  portal approach,  in the States.  Maybe that will happen before two,  three years,  but obviously, we have a global vision there.

     I've  been  told  about  AOL and  Yahoo  being  interested  in going to the multi-access  approach, and I have heard even Bill Gates saying now is the right time to go out of the PC environment to go to the wireless and TV environment.

     That's very fine,  but there are two things that you have to remember.  The first one is that in order to  deliver  to the  customer  these  very  localized services  that we just  looked  at a few  moments  ago,  you need to be a mobile operator.

     If you are not a mobile operator,  you don't know where I am standing.  You cannot  send me the most  accurate,  the most  localized  information  that I am looking to, which means that you may be the strongest  brand around the world --

and Yahoo and AOL are obvious strong brands.

     If you are not a mobile operator by yourself or strongly backed by a mobile operator,  you cannot just deliver these very localized  services.  That's where the  strengths of having in the same group the wireless  approach,  the wireless strategy,  and these portal strategy makes a lot of sense,  and the last comment on your question is just look to the numbers.

     Vizzavi has a global reach as of today of 80 million  customers/subscribers in Europe.  By summertime 2001, based on organic growth,  that's going to be 100 million.  In front of that, AOL has four million PC-only  subscribers in Europe.

That's where our competitive edge is lying. We start with the largest  footprint that  you can  even  dream  of,  and we start  directly  from  the  multi-access approach,  including the wireless world, not on a PC centric. If we are good, if we are dedicated to our job, Vizzavi starts with two major  competitive  agents,

even against all the AOL or Yahoos of this world.

     MR.  BORGIA:  That's great.  Thank you. Our next question is from New York.

New York, go ahead.

     THE AUDIENCE: Good afternoon,  from New York. This is Ron Martin. Here is a question submitted by one of my colleagues gathered here on Seventh Avenue.

     Is there a plan to build or purchase a telecommunications infrastructure in the United States?

     MR.  MESSIER:  The answer is -- let's be simple -- no. We have with  Edgar,

with Pierre, with Doug, with Ron, with Phillipe that you saw on the videos.

     We have enough on our plate.  You saw on the videos,  we have enough on our plate. We have a lot of things to achieve  together.  Let's work to that.  Let's work to the implementation of this wonderful project.  We will find at the right time in the  States  the  agreements  and the  commercial  agreements  with  the telecommunication operators to have Vizzavi available.

     We have already this partnership with Vodafone AirTouch, which will help us a lot, but let's put it that way.  Let's make a success from  Vivendi/Universal.

Don't expect any major further move acquisitions on our side for some time.

     MR. BORGIA:  Thank you. Our next question has come in through the Internet,

and I'm going to read it here.

     "Will  there be  opportunities  for  other  positions  across  the  Vivendi companies?

     MR. MESSIER:  I am welcoming the idea. If the one who sent the question can confirm  that he or she is  interested  in,  more than  welcome.  We have within

Vivendi a web site on which every proposal, every opportunity of jobs within the group which are  available.  I do think that you have  something  quite similar,

John, and that we will have to just merge them.

     I do think that's one of the interests of such a combination -- is to offer people  opportunities  of careers in the group.  That is to say, if you want, at some point of your career, to change a business,  to change a country,  you need to be able to do it.  The more  flexibility,  the  more  fluidity  we will  have between our teams,  the more  efficient  the  integration  will go. So more than welcome.

     MR.  BORGIA:  I'm going to actually  add to that.  Ken Kahrs and I met last week with Jean Francois  Colende and Phillipe  Germond,  who are the HR heads of

Vivendi and Canal+,  and we're going to have job posting around the world across the company. So you can look forward to that.

     Our next question is from the Amphitheatre, please.

     THE  AUDIENCE:  Hi. My name is Vivi.  With  roughly 80 percent of Universal

Television  business  in Europe,  it's  difficult  to imagine  that the  current

Universal  Television and Networks  division will stay the same. Will some sales activities be eliminated for the sake of efficiencies, and what are your initial plans for the television and networks group?

     MR.  LESCURE:  I think you are not  surprised  if I answer you that we have absolutely no plan to change anything  today.  What we have in mind is that with

11 countries where we are delivering television premium channels in terms of Pay

TV all over Europe, with five digital platforms where we are distributing, among others,  13  channels,  which is a very huge  success  in Europe  and one of the brands which has the best perception by our digital subscribers all over Europe,

I think,  after a while,  when we will have started to work  together  with your television  companies,  I think we will talk about maximizing and developing the things, not cutting them.

     MR. BRONFMAN:  I think one of the hidden benefits to this merger -- we talk a lot  about  music.  We talk a lot  about  movies.  All  those  things  get the headlines,  but in fact,  Blair and his team have launched eight channels now in

Europe.  We have 27 million  subscribers  watching  Universal  channels or joint ventures around the world.

     The opportunity to make those channels,  those eight European channels more profitable  more  quickly  as a result  of  aligning  it with  the  distribution platform is tremendous, and frankly, we have the opportunity, thanks to the work that Blair and his team have  done,  joining  with the work that  Pierre and his team have done to create an equivalent,  not a cable network system because it's not cable. It's satellite-delivered,  but a network business in Europe which can be more profitable much more quickly and create enormous value for shareholders.

It's not something that we focus on a lot, and certainly,  the press don't,  but there's a real opportunity for the combined company.

     MR. BORGIA: Our next question is from Orlando.  Orlando you're on the line.

Go ahead, please.

     THE AUDIENCE:  Thank you.  Hello from Universal  Orlando.  Our question is:

Vivendi has stated that the  acquisition of Universal  Music and film is part of an Internet  strategy.  Do you see theme parks as being strategic assets? If so,

how specifically? If not, what is the intended plan?

     MR.  MESSIER:  That kind of  question -- let's  always be very  clear.  The

answer  is  yes.   Theme   parks   are   always   strategic   and  are  core  to

Vivendi/Universal.  That's good business. You are tremendously efficient at this business.  That's  a very  profitable  business  on top of  everything  else and increasingly  profitable business,  and on top of that, I think that on one hand theme parks are so much linked with Universal Studios, with the views of all the old  characters,  of all the image.  I never forget that the theme parks -- that dozens of visitors who are spending  there one day, two days,  one week, who are in contact  during all their trip,  and all theme parks and your theme parks who are in contact with our brands, with our characters -- that's just great assets.

     That's   a  core   asset,   and  I  may  ask  that   within   the  team  of

Vivendi/Universal,  if Eric  Licoys  was here,  Eric  would tell you that he has launched in France -- created,  developed,  managed a theme park,  a very Franco

French theme park based on Asterix,  which is, now after now, after Disney,  the second  largest in France,  and that he just loves this business of theme parks.

So, yes, don't be afraid of that. The answer is very clear -- that's a long-term answer. Theme parks are core to Vivendi/Universal.

     MR. BORGIA:  Orlando,  thank you for that question.  You have a smiling Tom

Williams in the front row here in California and  deservedly so,  deservedly so.

Our next question is from the Amphitheatre up top there.

     MR.  MESSIER:  I will have the  pleasure in a few weeks from now -- all the kids of my family who don't know yet the park here to be there.

     THE AUDIENCE:  Good morning.  I'm John  Grantham,  and I work with the Wild

West Stunt Show here at the park.  So we are very  excited with your last answer to a question, but in regard to the open U.S. markets with our content in Europe

-- obviously,  that's very  important -- will there be a reciprocal  approach to opening  the  European  markets  to the  U.S.,  and if so,  as a home  satellite subscriber,  will  Vivendi/Universal look into acquiring one of the current U.S.

satellite companies, or will there be a need to launch our own system?

     MR. MESSIER:  I'm going to answer one more time to this question.  Frankly,

you can always  imagine  more,  and your  question  -- when you are  speaking of acquiring  a satellite  TV  company,  I do think that the list is not very long.

There are not many of them.

     I do think that for us that's the highest  priority -- is to implement  the combination  between  us. We have  already  so many  things to do and to imagine together so many ways of building  commercial  agreements  in different  fields.

Let's just wait. Let's just implement that before thinking of any further move.

     We will start as the number two worldwide  communication group. We can even defeat  AOL Time  Warner  without  having  to make  further  acquisitions.  I do strongly believe that.

     MR. BORGIA:  Okay. Thank you. Our next question is from north of the border in Toronto. Toronto, you're on the line.

     THE  AUDIENCE:  (A few French  words  spoken) As you can see,  everybody in

Canada  speaks  French.  I do have a  question  for you,  but first of all,  I'm standing  in a roomful  of people  who just  wanted to let you know how  excited everybody is about this new venture. (Applause from the audience.)

     MR. BORGIA: There you go.

     THE AUDIENCE:  Given that Canada's population is 30 percent French speaking and that there's a considerable  amount of interest in French language  product,

can we expect that we will get Canal+ productions distributed in Canada?

     MR.  LESCURE:  If you are needing  the  puppets'  production,  you saw this morning  we can  deliver  it very  quickly,  but as you  know,  we have a lot of exchange in terms of TV productions  already,  and during the life of Canal,  we had a lot of change with Canadians speaking English or French speaking Canadian,

but it's on our  mind,  of  course,  to  develop  more and more  with  you,  and especially  with you,  the change and the  separation  of  products  coming from

Canada or coming from France.

     From a  general  point  of view  and so you are  adding  something  to what

Jean-Marie  just  delivered  to you a few minutes  ago, I am totally on the same line, of course, than Jean-Marie and Edgar. During those months of talks, we did not see many lapses. We saw so many additions,  so many complementaries  between our  businesses  -- in terms of business,  in terms of  geographic,  in terms of techniques, and even in terms of timing.

     So we have so much to do together. Wherever you were and what could be your business today, we have so many things to build, to add, and to maximize. So the question you ask is,  perhaps,  one of the  simplest to solve,  but when we were talking about acquiring another satellite in the U.S., we have so many things to

do. It's so exciting. Let's achieve it.

     MR. BORGIA: Pierre, thank you. Our next question is from Egg Harbor.

     THE AUDIENCE:  Hello and bonjour. This is Karen Mitchell from Spencer Gifts in Egg Harbor  Township,  New Jersey,  and our  question  is: In Mr.  Bronfman's

e-mail to all  employees,  he stated that non-core  businesses  would be spinned

(sic) off. Is Spencer Gifts a non-core business?

     MR. BRONFMAN: I was referring,  actually, to the Spirits and Wine business,

and  also,  talking  in  terms  of  the  Vivendi/Universal  combination  to  the environment  business,  which is actually  going to be  completing  its IPO this week. So those are the two businesses to which I was referring.

     Actually,  as you can imagine,  Spencer  Gifts is a business  which in some ways doesn't naturally fit into the entertainment  business,  and we took a hard look at  Spencer  Gifts to try to make a  determination  as  Seagram  management whether or not it was a core business, and frankly, because the management there is so good,  because it gives us the  opportunity  to  interface  directly  with customers at retail, because it's a great source of information,  and because we believe that as an on-line  business,  it has a great  opportunity  to grow,  in addition to its organic growth, both in Canada and now internationally,  as well as the U.S., it is a core business for Universal.  We do intend to hold onto it,

and we look  forward to having  Spencer  Gifts as part of the  Vivendi/Universal family for many years to come.

     MR. BORGIA:  We're going to try to go to the three-minute  drill now to try to get as many  questions  as we can in before we close.  We have one on the web that  just came in,  and it says,  "Please,  clarify  the  working  relationship between Studio Canal and Universal Studios."

     MR.  MESSIER:  I'm not surprised  about your question,  as you can imagine,

especially  after the  announcement  made by Michael Ovitz two days ago, but I'd like to start from the  beginning.  We have  already very good,  important,  and positive  relation between Universal Studio and the Studio Canal. We are working together on working titles.

     We cofinance  together,  and we are so happy on U571, and I think,  Stacey,

the studio did it well in Europe, distributing the movie and commercializing the movie,  first.  Secondly,  I think  it's a very  good  chance  for a group  like

Vivendi/Universal  to have a lot of  friends  and to  have,  too,  so  different studios,  one  which is not at the  level of  Universal  Studios,  but  which is dedicated  to Europe  and will work and will make so many good  developments  in

Europe and which has a lot of cooperation,  cofinancement  operations,  limited,

but precise  and  personalized,  with some  American  independents,  and we have

Universal Studios.

     When we are talking about  distribution,  of course,  we will have a lot of maximization and  cooperation.  It was last week because I am looking to Vincent

Limon,  who was running the Studio Canal.  Two days ago, he renewed his contract with Miramax and our big friend,  Harry  Weinstein,  asked,  So, now, you are an exclusive UIP, and Vincent said, No, no. You will have the choice,  but for some of you, with movies you will be very happy with an enormous pipeline of UIPs.

     Sometimes you will be more happy with the little  pipeline we have all over our 11 or more than 11 countries for distribution for Studio Canal in Europe. So

I think,  step by step, the  cooperation  through the dialogue will be, as Edgar said at the beginning of this meeting, one plus one will deliver more than two.

     About two days ago, to be  absolutely  frank with you,  the deal was closed before our  announcement.  One is knowing  very well Mike  Ovitz.  It has been a miracle  that during 10 days he did not say  anything  because we had in mind it could be confused  to  announce  at that same moment the deal Studio  Canal made with EPG, one of the subsidiaries of Mike Ovitz AMG, and our major announcement.

     So during 10 days, he did not say anything. We, Vincent and Mike, convinced him to don't talk about numbers.  You know Michael talked about numbers,  and he did not deliver the right ones.  Our investment of Studio Canal in the deal with

Mike Ovitz will be less than one third of what it announced in a period of three years. So we are not talking about the biggest deal west of the Colorado River.

     MR. BORGIA:  We're going to take two more questions,  and our next question is from here in the Amphitheater.

     THE AUDIENCE:  Good  afternoon.  My name is Maria. I work in the home video division.  Following Seagram's acquisition, the company went through a period of reengineering, using outside consultants.

     Do you anticipate engaging outside consultants to reorganize,  restructure,

or promote efficiencies, and if so, which companies?

     MR. BORGIA: Here's the question.

     MR. MESSIER:  Did you say when, how much, and for how long? I don't know if in your question it was positive or negative.

     MR. BRONFMAN: Just so you know, they loved reengineering.

     MR.  MESSIER:  My answer will stay in one word.  I think that all of us, as managers, in our day-to-day job -- we have to reinvent our business every day. I do think that when you are  looking  at the path of  growth,  the path of change around us, around the Internet, no other way to do.

     So consultants  may be, from time to time, on various  specific short basis of help,  but we have,  you have, as teams in your  businesses to take charge by yourselves how to reinvent every day your business. That's the only management's route -- reinvent your business every day.

     MR. LESCURE:  As a subsidiary of Vivendi since longer than you, he's saying that, but he's doing that.

     MR. BORGIA:  Our final question is from New York. New York, you're on line.

Go ahead, please.

     THE AUDIENCE:  Yes. The following is another question submitted by a person here at the Equitable  Building.  When will the regulatory reviews be completed,

and when do you anticipate that the shareholder votes will be taken?

     MR.  MESSIER:  The  regulatory  approvals  are all on their way.  We do not expect  with  Edgar any  significant  difficulty,  neither  here in the  States,

neither in Canada,  and we do think that the EU  regulatory  review is just more simple than for all the deals and all the combinations  like the AOL Time Warner and my links with Bertelsmann. No. Very simple on the AOL side. We do think that it will go well and quick,  even in the businesses where we have overlaps,  like movies and TV.

     There is no one single  country  where the combined  company will have more than 15 or 17 percent of the relevant  markets  which has to be fine with the EU regulator.  Obviously,  you can always feel a  political  decision to postpone a little bit, but we do think that we have a chance to go fast track there.

     The earliest  that it may lead us, in terms of  shareholders'  meetings and votes is end of September, beginning of October. If it was not the fast track on the EU side, it will lead us to the end of November, very beginning of December.

So that's the timetable.

     As a challenge,  we may end up with this combination being the quickest and the fastest of the recent history on the communications business.

     MR. BORGIA: Okay. Thank you all very much for participating, especially all you in your  satellite  locations  in Toronto  and Egg  Harbor and New York.  We appreciate that.

     Before we go to the reel of some upcoming product,  on behalf of the 10,000 employees  that  participated  today,  I would  just like to thank you guys.  We appreciate your effort.  You've come a long way to be here today. You've had 100 other things you could have done, and you chose to spend it with us.

     We admire you for your  openness and  courage,  and we look forward to your leadership in the future.  Thank you very much.  Okay.  Now, we've got a reel of some upcoming  product,  including some trailers you may be seeing for the first time. Right after that, Jean-Marie and Edgar will be back out. Thank you all.

     (Video presentation)

     MR. BRONFMAN:  Just a few quick closing remarks from JM and myself.  In the five years,  almost exactly five years,  that Seagram has owned  Universal,  the business has really grown dramatically.

     If you look at those videos and you think about how we reinvented  and have an infinitely more valuable television business today, which we didn't have when we started, if you think about the expansion of the theme park business,  making the commitment to the expansion in Florida and Japan, and acquiring span, if you think about the turnaround in the motion picture area, a business that, I think,

has a great  heritage but was weaker than it should have been when we bought it,

stayed weaker than it should have been longer than it should have, but under new management  finally  getting  it right  with a great  team,  we have a  terrific business  ahead of us in creating the number one music company in the world from what was not even close to the number one music company in the world.

     And I guess I'm proud of that,  but I just wanted to say thank you. You did it, and I appreciate it. This is a historic day because soon, when we close this merger, these assets go on in a bigger,  greater more robust, more exciting, and more defining company for the 21st Century. I'm very, very excited about that.

     I'm very happy to be working with Jean-Marie and everyone else, and I think every  transition  is  difficult,  but this is  exciting.  This is a new,  great company, and I'm thrilled to be a part of it and thrilled, most of all, that you are going to be a part of it. Thanks again.

     MR. MESSIER:  Frankly, it's very difficult to add anything to the wonderful cast that you have just  looked at  because  that's  Universal.  As Edgar  said,

that's what you are doing.  That's  what you did.  That's what you are doing and what you will do.

     I was  beginning  by  telling  you a  little  bit  about  why I think  that

Vivendi/Universal is going to be an extraordinary  company. I told you also that this was an emotional  moment for me. I think that I am not a cold fish. You may have heard it in my voice, as right now, that just because I do think that's the business you are in,  whatever it is -- the music,  the theme park,  the movies,

all  Universal  business,  all the TV  business,  all the  businesses  which are gathered now in Vivendi/Universal -- we are not doing ordinary business.

     We are  bringing  information  on one hand,  but we are  bringing  the most important  that you can  look for in your  life  that's  entertainment  and fun.

That's just great to be in those  businesses,  and Edgar told, in his words -- I would  also like to add in my words  about the same idea.  We,  both of us -- we have  been  congratulated  hundreds  of times  over the last few  weeks for this combination.

     What I want is to  congratulate  and to thank you  because  if we are doing this  combination  today,  that's  because  Universal  is  just  tremendous,  an outstanding  content  company and that you can be proud of what you are doing at

Universal.

     So maybe we have been  congratulated  hundreds of times.  You deserve  this congratulations.  You  deserve  it, and just thank you for what you have  built.

Thank you also for what we are just going to build  together.  I do not consider the meeting of today as anything else that's a two-way  welcome.  That's in that spirit that I want to build with you, with all of you, this wonderful story that

Vivendi/Universal is going to be.

     Believe me, we have all the skills. We have all the talent. We have all the creativity to make a tremendous success from Vivendi/Universal.  I just want you to share with me this enthusiasm. I just want you to share this great vision for the  future,  and I just  want to  express  my  thankfulness  for your very warm welcome of today to tell you that you will find me always  available  with Edgar and all the team just to help you develop the business, just to help you develop the products,  all what you are doing,  the way you intend to develop it. That's on that basis that we will make a success from Vivendi/Universal.

     So let's create Vivendi/Universal together. Let's be Vivendi/Universal.  We are Vivendi/Universal and vive Vivendi/Universal. Thanks a lot to each of you.

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